UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

                               (Amendment No. 19)

    INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a)
                    AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                            Prime Group Realty Trust
--------------------------------------------------------------------------------
                                (Name of Issuer)

                      Common Shares of Beneficial Interest,
                            par value $0.01 per share
                            -------------------------
                         (Title of Class of Securities)

                                    74158J103
                                    ---------
                                 (CUSIP Number)

                                  Joseph Macnow
                              Vornado Realty Trust
                               888 Seventh Avenue
                            New York, New York 10019
                                 (212) 894-7000
--------------------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                 With a copy to:
                                William G. Farrar
                                 Alan Sinsheimer
                             Sullivan & Cromwell LLP
                                125 Broad Street
                            New York, New York 10004
                                 (212) 558-4000

                                  July 5, 2003
             -------------------------------------------------------
             (Date of Event Which Requires Filing of This Statement)

If a filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act.

                         (Continued on following pages)

                               (Page 1 of 8 Pages)

--------------------                                       ---------------------
CUSIP NO. 74158J103                                            PAGE 2 OF 8 PAGES
--------------------                                       ---------------------
--------------------------------------------------------------------------------
 1.   NAME OF REPORTING PERSON: Vornado Realty Trust
      I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY):
      22-1657560
--------------------------------------------------------------------------------
 2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                     (a)  [X]
                                                                     (b)  [ ]
--------------------------------------------------------------------------------
 3.   SEC USE ONLY

--------------------------------------------------------------------------------
 4.   SOURCE OF FUNDS:
      AF

--------------------------------------------------------------------------------
 5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
      REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)                              [ ]
--------------------------------------------------------------------------------
 6.   CITIZENSHIP OR PLACE OF ORGANIZATION
      Maryland
--------------------------------------------------------------------------------
               7.   SOLE VOTING POWER
  NUMBER OF         0
   SHARES      -----------------------------------------------------------------
BENEFICIALLY   8.   SHARED VOTING POWER
  OWNED BY          3,972,447
    EACH       -----------------------------------------------------------------
 REPORTING     9.   SOLE DISPOSITIVE POWER
   PERSON           0
    WITH       -----------------------------------------------------------------
               10.  SHARED DISPOSITIVE POWER
                    3,972,447
--------------------------------------------------------------------------------
11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
      PERSON
      3,972,447
--------------------------------------------------------------------------------
12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES                                                      [X]
--------------------------------------------------------------------------------
13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      16.8% as calculated in accordance with Rule 13d-3(d)(1)
--------------------------------------------------------------------------------
14.   TYPE OF REPORTING PERSON
      OO (real estate investment trust)


                                    -2 of 8-

--------------------                                       ---------------------
CUSIP NO. 74158J103                                            PAGE 3 OF 8 PAGES
--------------------                                       ---------------------
--------------------------------------------------------------------------------
 1.   NAME OF REPORTING PERSON: Vornado Realty L.P.
      I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY):
      13-3925979
--------------------------------------------------------------------------------
 2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                     (a)  [X]
                                                                     (b)  [ ]
--------------------------------------------------------------------------------
 3.   SEC USE ONLY

--------------------------------------------------------------------------------
 4.   SOURCE OF FUNDS
      WC

--------------------------------------------------------------------------------
 5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
      REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)                              [ ]
--------------------------------------------------------------------------------
 6.   CITIZENSHIP OR PLACE OF ORGANIZATION
      Delaware
--------------------------------------------------------------------------------
               7.   SOLE VOTING POWER
  NUMBER OF         0
   SHARES      -----------------------------------------------------------------
BENEFICIALLY   8.   SHARED VOTING POWER
  OWNED BY          3,972,447
    EACH       -----------------------------------------------------------------
 REPORTING     9.   SOLE DISPOSITIVE POWER
   PERSON           0
    WITH       -----------------------------------------------------------------
               10.  SHARED DISPOSITIVE POWER
                    3,972,447
--------------------------------------------------------------------------------
11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
      PERSON
      3,972,447
--------------------------------------------------------------------------------
12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES                                                      [X]
--------------------------------------------------------------------------------
13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      16.8% as calculated in accordance with Rule 13d-3(d)(1)
--------------------------------------------------------------------------------
14.   TYPE OF REPORTING PERSON
      PN


                                    -3 of 8-

--------------------                                       ---------------------
CUSIP NO. 74158J103                                            PAGE 4 OF 8 PAGES
--------------------                                       ---------------------
--------------------------------------------------------------------------------
 1.   NAME OF REPORTING PERSON: Vornado PS, L.L.C.
      I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY):
--------------------------------------------------------------------------------
 2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                     (a)  [X]
                                                                     (b)  [ ]
--------------------------------------------------------------------------------
 3.   SEC USE ONLY

--------------------------------------------------------------------------------
 4.   SOURCE OF FUNDS:
      AF
--------------------------------------------------------------------------------
 5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
      REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)                              [ ]
--------------------------------------------------------------------------------
 6.   CITIZENSHIP OR PLACE OF ORGANIZATION
      Delaware
--------------------------------------------------------------------------------
               7.   SOLE VOTING POWER
  NUMBER OF         0
   SHARES      -----------------------------------------------------------------
BENEFICIALLY   8.   SHARED VOTING POWER
  OWNED BY          3,972,447
    EACH       -----------------------------------------------------------------
 REPORTING     9.   SOLE DISPOSITIVE POWER
   PERSON           0
    WITH       -----------------------------------------------------------------
               10.  SHARED DISPOSITIVE POWER
                    3,972,447
--------------------------------------------------------------------------------
11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
      PERSON
      3,972,447
--------------------------------------------------------------------------------
12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES                                                      [X]
--------------------------------------------------------------------------------
13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      16.8% as calculated in accordance with Rule 13d-3(d)(1)
--------------------------------------------------------------------------------
14.   TYPE OF REPORTING PERSON
      OO (limited liability company)


                                    -4 of 8-

                        AMENDMENT NO. 19 TO SCHEDULE 13D
             RELATING TO THE COMMON SHARES OF BENEFICIAL INTEREST OF
                            PRIME GROUP REALTY TRUST

         Vornado Realty Trust ("Vornado"), Vornado Realty L.P. (the "Operating Partnership") and Vornado PS, L.L.C. ("Vornado PS" and, collectively with Vornado and the Operating Partnership, the "Reporting Persons") hereby amend their Statement on Schedule 13D filed with respect to the Common Shares of Beneficial Interest, par value $0.01 per share ("Common Shares"), of Prime Group Realty Trust, a Maryland real estate investment trust (the "Issuer"). This Amendment No. 19 to Schedule 13D ("Amendment No. 19") should be read in conjunction with the Statement on Schedule 13D of the Reporting Persons filed on November 2, 2001 (the "Initial Schedule 13D"), as amended by Amendment No. 1 to
Schedule 13D of the Reporting Persons filed on November 20, 2001, by Amendment No. 2 to Schedule 13D of the Reporting Persons filed on December 19, 2001, by Amendment No. 3 to Schedule 13D of the Reporting Persons filed on December 21, 2001, by Amendment No. 4 to Schedule 13D of the Reporting Persons filed on December 27, 2001, by Amendment No. 5 to Schedule 13D of the Reporting Persons filed on January 15, 2002, by Amendment No. 6 to Schedule 13D of the Reporting Persons filed on January 31, 2002, by Amendment No. 7 to Schedule 13D of the Reporting Persons filed on February 7, 2002, by Amendment No. 8 to Schedule 13D of the Reporting Persons filed on February 20, 2002, by Amendment No. 9 to
Schedule 13D of the Reporting Persons filed on March 29, 2002, by Amendment No. 10 to Schedule 13D of the Reporting Persons filed on April 17, 2002, by Amendment No. 11 to Schedule 13D of the Reporting Persons filed on April 19, 2002, by Amendment No. 12 to Schedule 13D of the Reporting Persons filed on May 1, 2002, by Amendment No. 13 to Schedule 13D of the Reporting Persons filed on May 14, 2002, by Amendment No. 14 to Schedule 13D of the Reporting Persons filed on July 3, 2002, by Amendment No. 15 to Schedule 13D of the Reporting Persons filed on December 23, 2002, by Amendment No. 16 to Schedule 13D of the Reporting Persons filed on May 27, 2003, by Amendment No. 17 to Schedule 13D of the Reporting Persons filed on June 13, 2003, and by Amendment No. 18 to Schedule 13D of the Reporting Persons filed on June 18, 2003 (as so amended, the "Schedule 13D"). This Amendment No. 19 amends the Schedule 13D only with respect to the items listed below. Unless otherwise indicated, all capitalized terms used but not defined herein shall have the meaning ascribed to them in the Initial Schedule 13D.

         Pursuant to Rule 13d-4 under the Exchange Act, each of the Reporting Persons declares that the filing of this statement shall not be construed as an admission that such Reporting Person is, for the purposes of Section 13(d) or 13(g) of the Exchange Act, the beneficial owner of any Common Shares.

         Any disclosures made herein with respect to persons other than the Reporting Persons are made on information and belief after making appropriate inquiry.

Item 4.  Purpose of the Transaction.

Item 4 is hereby amended by adding the following paragraphs at the end thereof:

         Pursuant to the terms of the November 19, 2001 Participation Agreement among Vornado PS and the Operating Partnership, on the one hand, and Cadim inc. ("Cadim") and Cadim Acquisition, LLC ("Cadim Acquisition" and together with

                                    -5 of 8-

Cadim, the "Cadim Parties"), on the other hand, the consent rights that the Reporting Persons had with respect to the sale or other disposition of Common Shares held by the Cadim Parties and that the Cadim Parties had with respect to the sale or other disposition of Common Shares held by the Reporting Persons, terminated on July 5, 2003. In addition, on July 5, 2003, also pursuant to the terms of the Participation Agreement, the consent rights of the Reporting Persons with respect to the solicitation or making of any proposal or offer with respect to a merger, acquisition or other business combination involving the Issuer by the Cadim Parties and the consent rights of the Cadim Parties with respect to the solicitation or making of any proposal or offer with respect to a merger, acquisition or other business combination involving the Issuer by the Vornado Parties, terminated.

         As previously disclosed, each of the Vornado Parties will continue to assess its position relative to the Issuer and, depending on market conditions, the Issuer's financial condition, business, operations and prospects and other factors, may: acquire Common Units, other Common Shares or debt or equity securities of the Issuer or its subsidiaries, in the open market, in private transactions or otherwise; seek representation on or control of the board of directors of the Issuer; dispose of all or any portion of the Common Shares or other securities it may hereafter acquire; seek to engage, by itself or with one or more additional parties, which may or may not include the Cadim Parties, in one or more extraordinary transactions, such as tender offers, mergers, reorganizations or liquidations involving the Issuer or any of its subsidiaries or purchases or sales of a material amount of the assets of the Issuer or any of its subsidiaries; engage in discussions with the management and/or significant shareholders of the Issuer, or otherwise make a plan or proposal, with respect to any of the foregoing; and/or take any other action which it may deem to be appropriate in the circumstances. It is possible that any of the Vornado Parties, with or without any of the Cadim Parties, may from time to time formulate preliminary plans or proposals with respect to a possible strategic transaction relating to the Issuer or the Common Shares. The Reporting Persons do not expect to amend this Amendment No. 19 with respect to any plans or proposals relating to any of the foregoing until such time (if ever) as those plans or proposals become definitive enough to warrant disclosure. As of the date hereof, the Vornado Parties believe, based upon information contained in the Schedule 13D filed on July 23, 2003 by the Cadim Parties, that the Cadim Parties have beneficial ownership of 3,972,446 Common Shares, representing 16.8% of the outstanding Common Shares.

Item 5. Interest in Securities of the Issuer.

Item 5(a) is hereby amended to read in its entirety as follows:

         See Items 11 and 13 on each of pages 2, 3, and 4 above, which items are incorporated herein by reference. By reason of the termination of the consent and other rights described in Item 4 of this Schedule 13D, the Reporting Persons believe they no longer may be deemed to constitute a group for purposes of
Section 13(d) or 13(g) of the Exchange Act with the Cadim Parties. The filing of this Schedule 13D shall not be construed as an admission that any of the Reporting Persons was at any time the beneficial owner for purposes of Section 13(d) or 13(g) of the Exchange Act of any securities held by any other person.

Item 5(b) is hereby amended to read in its entirety as follows:


                                    -6 of 8-

         See Items 7,8,9, and 10 on each of pages 2, 3, and 4 above, which items are incorporated herein by reference. By reason of the termination of the consent and other rights described in Item 4 of this Schedule 13D, the Reporting Persons believe they no longer may be deemed to constitute a group for purposes of Section 13(d) or 13(g) of the Exchange Act with the Cadim Parties. The filing of this Schedule 13D shall not be construed as an admission that any of the Reporting Persons was at any time the beneficial owner for purposes of Section 13(d) or 13(g) of the Exchange Act of any securities held by any other person.

Item 5(c) is hereby amended by adding the following sentence at the end thereof:

         No transactions in the Common Shares were effected by the Reporting Persons since June 18, 2003, the date of execution of the Reporting Persons' most recent filing, except to the extent that such transactions may be deemed to have occurred as described in Item 4 and 6.

Item 6.  Contracts, Arrangements, Understandings or Relationships
         With Respect to Securities of the Issuer.

Item 6 is hereby amended by adding the following paragraph at the end thereof:

         As disclosed in the Initial Schedule 13D, pursuant to the terms and conditions of the Registration Rights Agreement, dated as of November 17, 1997 (the "Registration Rights Agreement"), by and among the Issuer and the other parties thereto, the Issuer granted certain demand and incidental registration rights to certain holders of Common Units for the registration under the Securities Act of 1933, as amended, of Common Shares issuable upon exchange of such Common Units. As a result of their acquisition of Common Shares, Vornado PS and Cadim Acquisition now share certain rights under the Registration Rights Agreement. On July 22, 2003, the Operating Partnership and Vornado PS, on the one hand, and the Cadim Parties, on the other, agreed that neither Vornado PS nor Cadim Acquisition shall have the right to cause more than one registration per calendar year pursuant to Section 3.1 of the Registration Rights Agreement, without the consent of the other parties. As of the date hereof, the Vornado Parties believe, based upon information contained in the Schedule 13D filed by the Cadim Parties on July 23, 2003, that the Cadim Parties have beneficial ownership of 3,972,446 Common Shares that may be covered by the Registration Rights Agreement.

         For information with respect to Item 6 matters covered in the Registration Rights Agreement, see Exhibit 99.10 and 99.13 to this Schedule 13D.

         The information set forth in response to this item is qualified in its entirety by reference to the documents which are filed as Exhibits 99.10 and
99.13 to this Schedule 13D.

Item 7.  Material to Be Filed as Exhibits.

         99.13 Agreement, dated July 22, 2003, among Vornado Realty L.P., Vornado PS, L.L.C., Cadim Acquisition, LLC and Cadim, inc.


                                    -7 of 8-

                                   SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this amendment to Schedule 13D is true, complete and correct.

Dated: July 29, 2003

                                            VORNADO REALTY TRUST


                                            By: /s/ Joseph Macnow
                                               ---------------------------------
                                               Name: Joseph Macnow
                                               Title: Executive Vice
                                                      President-Finance
                                                      and Administration,
                                                      Chief Financial
                                                      Officer


                                            VORNADO REALTY L.P.

                                            By: VORNADO REALTY TRUST,
                                                its general partner


                                            By: /s/ Joseph Macnow
                                               ---------------------------------
                                               Name: Joseph Macnow
                                               Title: Executive Vice
                                                      President-Finance
                                                      and Administration,
                                                      Chief Financial
                                                         Officer


                                            VORNADO PS, L.L.C.

                                            By: VORNADO REALTY L.P.,
                                                its sole member

                                            By: VORNADO REALTY TRUST,
                                                its general partner


                                            By: /s/ Joseph Macnow
                                               ---------------------------------
                                               Name: Joseph Macnow
                                               Title: Executive Vice
                                                      President-Finance
                                                      and Administration,
                                                      Chief Financial



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